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BakerBotts.com

August 11, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Liberty Global plc
Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-197059)

Ladies and Gentlemen:

We hereby electronically file on behalf of Liberty Global plc (“Liberty”), under the Securities Act of 1933, as amended, Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”), originally filed June 27, 2014. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 includes updates for second quarter financial and other data and adds a new table on pages 53-54 under the discussion captioned “The Offer—Consequences to Ziggo Shareholders at Different Acceptance Levels” showing selected impacts on Liberty and Ziggo shareholders were the Offeror to declare the Offer unconditional and own Ziggo ordinary shares representing 80% (or more), 65% or 50.1% of the Ziggo share capital.

We note separately that, in response to and based upon the facts and circumstances described in Liberty’s waiver request, the Staff will not object if Liberty does not provide Rule 3-05 financial statements of Ziggo in the Registration Statement.

Set forth below are supplemental responses to the oral comment and questions raised by the Staff in discussions regarding Liberty’s filing.

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Securities and Exchange Commission	- 2 -	August 11, 2014

We advise the Staff as follows regarding the initial dissemination of the preliminary prospectus/offer to exchange and Liberty’s plans to disseminate revised offer materials:

On June 27, 2014, the Registration Statement was initially filed with the SEC and the Dutch Offer Memorandum as approved by the AFM was made public. On the same date:

•	both offer documents were posted to Liberty’s website at http://www.libertyglobal.com/ir-ziggo-offer.html, and the Dutch Offer Memorandum was posted at Ziggo’s website at https://www.ziggo.com/en/investors/lg-offering/; and

•	Liberty and Ziggo issued a joint press release in the Netherlands and the United States summarizing the material terms of the Offer, informing Ziggo shareholders of the filing of the Registration Statement and urging them to read it. It also provided instructions on how to obtain a copy of the prospectus/offer to exchange included in the Registration Statement;

We understand that the foregoing steps are the customary means of disseminating offer materials in the Netherlands. In addition, on June 30, 2014, Georgeson, the Information Agent for the Offer, emailed the 100 largest shareholders of Ziggo, as identified by CMi2i in its shareholder survey discussed below. Georgeson’s email included a link to Ziggo’s offer website and asked whether the recipient continued to own Ziggo ordinary shares. We understand Ziggo’s top 100 shareholders own approximately 52% of Ziggo ordinary shares not owned by Liberty. On July 2, 2014, ING, the Exchange Agent for the Offer, prepared and forwarded to Euroclear Nederland (the Dutch central securities depositary and settlement institution) a Technical Information Memorandum (“TIM”) for the Offer on behalf of Liberty, which included summary information regarding the Offer. The TIM also included a link to Liberty’s website and instructions for accessing the Registration Statement. All of Ziggo’s ordinary shares are registered by means of Euroclear’s direct registry system and held through Admitted Institutions.

We had initially intended to further disseminate the preliminary prospectus/offer to exchange by means of a mailing to US holders. However we determined, after discussions with Georgeson and Allen & Overy, Liberty’s Dutch counsel for the Offer, that there is no practicable means of determining the identity of the US resident shareholders of a Dutch public company. Ziggo’s shareholder register, in common with other public companies in the Netherlands, only lists Euroclear Nederland as a shareholder, as all of Ziggo’s issued and outstanding ordinary shares are in book entry form in the direct registry system of Euroclear Nederland. To the extent the identity of shareholders can be determined, the ability to do so is limited to large shareholders. Holders of 3% or more of the outstanding ordinary shares of Ziggo must make a public filing with the AFM on a current basis. In addition, pursuant to a recent Dutch law, Ziggo may request self-disclosure by holders of 0.5% or more of its outstanding ordinary shares (the “Disclosure Threshold”) under limited circumstances. In the case of Ziggo, the Disclosure Threshold would require the ownership of 1,000,000 Ziggo ordinary shares (a market value of approximately $45 million). A request for self-disclosure by Ziggo pursuant to the new law may only be made in connection with a shareholder meeting, and the request must be sent no earlier than 60 days prior to the meeting.

Securities and Exchange Commission	- 3 -	August 11, 2014

The new law is as yet untested. We understand that pursuant to the law, Ziggo may request the name, address, e-mail address, and participating interest of each Admitted Institution, broker, dealer or other intermediary that holds Ziggo ordinary shares in an amount that meets the Disclosure Threshold. Those intermediaries may not identify any of their customers that hold Ziggo ordinary shares below the Disclosure Threshold. In order to obtain information on US resident holders meeting the Disclosure Threshold, it would be necessary to look through what may be several layers of institutions and intermediaries in the custodial chain. For Ziggo ordinary shares held via a cross-border custodial chain, the look through would depend on the cooperation of foreign institutions and it is unclear what, if any, legal remedy Ziggo would have if those institutions refused to comply. Based on the foregoing, we do not believe that Ziggo making a request for self-disclosure of shareholders in anticipation of the EGM would be meaningful for purposes of disseminating the prospectus/offer to exchange to US holders given the Disclosure Threshold.

We were further advised that once the Offer was disseminated in the Netherlands by the means outlined in the bullet points above, the Admitted Institutions were under no legal obligation to forward offer documents to their clients and customers, and that many refuse to do so out of liability concerns. Hence, no attempt was made to deliver the Offer materials to the Admitted Institutions for transmittal to their US customers.

Following discussions with the Staff, we are supplementing the means of dissemination of the prospectus/offer to exchange to US holders as follows: 1) on August 11, 2014, Liberty published a summary advertisement with respect to the Offer in the US national edition of the New York Times, a copy of which is filed as Exhibit 99.3 to the Registration Statement; 2) in accordance with Dutch law, also on August 11, 2014, Liberty issued a press release in the Netherlands notifying Ziggo shareholders (x) of the availability of the US preliminary prospectus/offer to exchange on the offer websites of both Liberty and Ziggo and (y) of the publication of the summary advertisement in the US national edition of the New York Times; and 3) Georgeson is in the process of contacting each Admitted Institution with a request that it forward a physical copy of the preliminary prospectus/offer to exchange to each US resident Ziggo shareholder for whom they act as nominee. Georgeson will initially deliver to the Admitted Institutions 150 physical copies of the preliminary prospectus/offer to exchange, together with a letter, in the form filed as Exhibit 99.4 to the Registration Statement, for use by the Admitted Institutions in corresponding with brokers, dealers and other financial intermediaries that urges them to forward the prospectus/offer to exchange to their US clients. While there can be no assurance the Admitted Institutions will cooperate with Liberty’s dissemination efforts, we believe the foregoing dissemination steps represent reasonable efforts on the part of Liberty to meet its prospectus delivery obligations.

We further advise the Staff as follows regarding the steps taken by Liberty to determine the eligibility of the Offer for the Tier II exemption.

We are advised that prior to the signing of the merger protocol on January 27, 2014, Ziggo was unwilling to assist Liberty in efforts to identify Ziggo’s shareholders. Using NASDAQ OMX Corporate Intelligence tools, Liberty estimated in mid-January that up to 21%

Securities and Exchange Commission	- 4 -	August 11, 2014

of the outstanding Ziggo ordinary shares (excluding those owned by Liberty) were held by US residents. This was consistent with the fact that Ziggo has only listed its ordinary shares on Euronext Amsterdam. Shortly after the merger protocol was signed and publicly announced, Ziggo engaged CMi2i to conduct a survey to determine the identity of its shareholders. As noted above, Ziggo’s share registry only identifies Euroclear Nederland and, as is common in the Netherlands, must engage a third party investor communications specialist to identify its shareholders.

CMi2i’s shareholder survey, which was started in mid-February and completed in March 2014, identified the owners (consisting primarily of institutions and funds) of approximately 85% of the Ziggo ordinary shares. However, we have subsequently learned that no Tier II “look through” was conducted on brokers, dealers, banks or other nominees that were identified in the shareholder survey as located in the United States or the Netherlands. CMi2i is currently in the process of conducting the look through, as follows:

•	it is using a “record” date of February 21, 2014 (which complies with Instruction 2(i) to Rule 14d-1(d));

•	it is contacting, in writing, each broker, dealer, bank, investment manager or other nominee identified in its survey that is located in the United States or the Netherlands and requesting either (i) a complete list of all beneficial owners, and their positions in Ziggo ordinary shares, as of February 21, 2014 or (ii) if the recipient is unwilling to provide such information, the aggregate number of shares it held for the benefit of US residents on February 21, 2014; and

•	it will follow up with any broker, dealer, bank, investment manager or other nominee which does not respond to CMi2i’s initial written inquiry within five working days.

Although Liberty has requested CMi2i to conduct a look through analysis in order to be in full compliance with Instruction 2 to Rule 14d-1(d), it remains confident that the Offer is eligible for the Tier II exemption. Based on CMi2i’s current survey, Liberty estimates that, at most, approximately 33.6% of Ziggo’s outstanding ordinary shares, for Tier II purposes, were held by US residents in mid-February. This estimate is based on the assumption that every broker, dealer, bank or other nominee identified in the shareholder survey whose principal place of business is in the United States or the Netherlands held solely on behalf of US residents (other than shares attributable to Ziggo management, none of whom are US residents).

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Securities and Exchange Commission	- 5 -	August 11, 2014

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2540.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:	Liberty Global plc
Bryan Hall
John Winter

Allen & Overy LLP
Tim Stevens